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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of   OCTOBER        , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No  X
            -------    -------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                   [VHQ WHERE ENTERTAINMENT BEGINS!(TM) logo]




              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  TO BE HELD ON

                                NOVEMBER 27, 2002





                              INFORMATION CIRCULAR

                             DATED OCTOBER 18, 2002

                                TABLE OF CONTENTS


NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS...........................1

INFORMATION CIRCULAR...........................................................2

PROXIES........................................................................2

   Solicitation of Proxies.....................................................2
   Revocability of Proxy.......................................................2
   Advice to Beneficial Shareholders...........................................3
   Persons Making The Solicitation.............................................3
   Exercise of Discretion by Proxy.............................................3

INFORMATION CONCERNING THE CORPORATION.........................................4

   Voting Shares and Principal Holders Thereof.................................4
   Executive Compensation......................................................4
      Composition of Compensation Committee....................................4
      Report on Executive Compensation.........................................5
      Compensation of Executive Officers.......................................5
      Employment Contracts/Compensation in the Event of
         Termination of Change of Control......................................7
      Compensation of Directors................................................8
      Performance Graph........................................................8
   Indebtedness of Directors and Officers......................................9
   Interests of Insiders in Material Transactions..............................9
   Interest of Certain Persons in Matters to Be Acted Upon....................10
   Stock Options..............................................................10
   Employee Share Ownership Plan..............................................11

PARTICULARS OF MATTERS TO BE ACTED UPON AT MEETING............................12

   Financial Statements.......................................................12
   Fix Number of Directors....................................................12
   Election of Directors......................................................12
   Appointment of Auditors....................................................14
   Advance Approval of the Issuance of Common Shares..........................14
   Other Matters to Be Acted Upon.............................................16

CORPORATE GOVERNANCE..........................................................16

   Mandate of the Board.......................................................16
   Composition of the Board/Unrelated Directors/
      Significant Shareholders................................................17
   Nominating Committee.......................................................17
   Assessment of Board, Committees and Individual Directors...................18
   Orientation and Education Program..........................................18
   Size of Board..............................................................18
   Compensation of Directors..................................................18
   Composition of Committees..................................................18
   Corporate Governance.......................................................19
   Mandate of the Chief Executive Officer.....................................19
   Independence of the Board..................................................19
   Engagement of Outside Advisors.............................................20

BOARD APPROVAL................................................................21

CERTIFICATE...................................................................21

                             VHQ ENTERTAINMENT INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO:      THE SHAREHOLDERS OF VHQ ENTERTAINMENT INC.


TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders of common shares of VHQ Entertainment Inc. (the "Corporation") will be held at the Famous Players Park Plaza Theatre, 5214 - 47th Avenue, Red Deer, Alberta, on November 27, 2002. There will be a "meet and greet" from 6:30 to 7:00 p.m. and the Meeting will be held from 7:00 to 8:00 p.m., with a special movie presentation to follow at 8:00 p.m. The Meeting is to be held for the following purposes:


1. to receive and consider the consolidated financial statements of the Corporation for the financial year ended May 31, 2002 and the auditors' report thereon;
2. to fix the number of directors to be elected at the Meeting at not more than five (5);
3.       to elect directors of the Corporation for the ensuing year;
4. to re-appoint Collins Barrow as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration as such;
5. to approve, by way of ordinary resolution, the issuance by the Corporation, in one or more private placements, of such number of securities of the Corporation that could result in the Corporation making issuable in any six-month period during the next twelve months, an amount of common shares of the Corporation equal to up to 12,538,559 common shares, or approximately 100% of the issued and outstanding common shares as at October 18, 2002; and
6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

SHAREHOLDERS OF THE CORPORATION WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH THE CORPORATION, C/O COMPUTERSHARE TRUST COMPANY OF CANADA, CORPORATE TRUST DEPARTMENT, 6TH FLOOR, 530 - 8TH AVENUE S.W., CALGARY, ALBERTA T2P 3S8. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, PROXIES MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 48 HOURS (EXCLUDING
SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF MAIL SERVICE TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on October 17, 2002 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares owned as at the Record Date, unless any such shareholder transfers such shareholders shares after the Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than the close of business on November 17 2002 (10 days before the Meeting) that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.


DATED at Red Deer, Alberta, this 18th day of October, 2002.


BY ORDER OF THE BOARD OF DIRECTORS

"TREVOR M. HILLMAN"
------------------------------------------
TREVOR M. HILLMAN
CHIEF EXECUTIVE OFFICER AND DIRECTOR

                             VHQ ENTERTAINMENT INC.

                     INFORMATION CIRCULAR - PROXY STATEMENT

               FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON NOVEMBER 27, 2002

================================================================================

                                     PROXIES

SOLICITATION OF PROXIES


This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of VHQ Entertainment Inc. (the "Corporation") for use at the Annual and Special Meeting of the holders (the "Shareholders") of common shares (the "Common Shares") of the Corporation (the "Meeting") and at any adjournment thereof, for the purposes set forth in the enclosed Notice of Annual and Special Meeting. The Meeting will be held at the Famous Players Park Plaza Theatre, 5214 - 47th Avenue, Red Deer, Alberta, on November 27, 2002. There will be a "meet and greet" from 6:30 to 7:00 p.m. and the Meeting will take place from 7:00 to 8:00 p.m. (Red Deer time), with a special movie presentation to follow at 8:00 p.m. Instruments of proxy must be received by the Corporation c/o Computershare Trust Company Canada, Corporate Trust Department, 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on October 17, 2002 (the "Record Date"). Only Shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Common Shares owned as at the Record Date, unless any such Shareholder transfers such Shareholders Common Shares after the Record Date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and demands, not later than the close of business on November 17, 2002 (10 days before the Meeting) that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.


The instrument appointing a proxy must be in writing and must be executed by the Shareholder or his attorney duly authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS SO DESIGNATED, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT FOR SUCH SHAREHOLDER AND ON SUCH SHAREHOLDER'S BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or such Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their names (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial
Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary or broker cannot use that proxy to vote Common Shares directly at the Meeting; rather, the proxy must be returned to the intermediary or broker well in advance of the Meeting in order to have the Common Shares voted.

PERSONS MAKING THE SOLICITATION

THIS SOLICITATION IS MADE ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by the enclosed instrument of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder. THE PERSONS APPOINTED UNDER THE ENCLOSED FORM OF PROXY ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND NOTICE OF ANNUAL AND SPECIAL MEETING AND WITH RESPECT TO ANY OTHER MATTERS WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, IN ACCORDANCE WITH THEIR BEST JUDGEMENT. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR - PROXY STATEMENT, THE MANAGEMENT OF THE CORPORATION KNEW OF NO SUCH AMENDMENT, VARIATION, OR OTHER MATTER.

UNLESS OTHERWISE SPECIFIED, PROXIES IN THE ACCOMPANYING FORM WILL BE VOTED IN FAVOUR OF:


1. FIXING THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING AT NOT MORE THAN FIVE (5);
2. ELECTING THE NOMINEES, HEREINAFTER SET FORTH, AS DIRECTORS OF THE CORPORATION (PROVIDED THAT IN THE EVENT THAT A VACANCY AMONG SUCH NOMINEES OCCURS BECAUSE OF DEATH OR FOR ANY OTHER REASON PRIOR TO THE MEETING, PROXIES SHALL NOT BE VOTED WITH RESPECT TO SUCH VACANCY);
3. RE-APPOINTING COLLINS BARROW, CHARTERED ACCOUNTANTS AS AUDITORS OF THE CORPORATION; AND
4. APPROVING OF THE ISSUANCE BY THE CORPORATION OF UP TO 12,538,559 COMMON SHARES, OR 100% OF THE ISSUED AND OUTSTANDING COMMON SHARES AS AT OCTOBER 18, 2002, BY WAY OF PRIVATE PLACEMENT.


                     INFORMATION CONCERNING THE CORPORATION

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF


As at October 18, 2002, 12,538,559 Common Shares of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. The close of business on October 17, 2002, is the record date for the determination of holders of Common Shares who are entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after such date may, on proof of ownership of Common Shares, demand not later than 10 days before the Meeting that such transferees name be included in the list of persons entitled to attend and vote at the Meeting. A quorum for the transaction of business at the Meeting is not less than two (2) persons present holding or representing not less than 5% of the shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at October 18, 2002, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except as set out below:


------------------------------------------------------------------------------------------------
     SHAREHOLDER AND
      MUNICIPALITY                                         NUMBER OF COMMON        PERCENTAGE OF
      OF RESIDENCE                TYPE OF OWNERSHIP             SHARES             COMMON SHARES
------------------------------------------------------------------------------------------------
Trevor M. Hillman (1)                Beneficial                2,674,730               21.3%
Red Deer, Alberta
------------------------------------------------------------------------------------------------

Note: (1)   This  does not include 437,500  Common Shares  issuable  pursuant to stock options granted to Trevor M. Hillman as a director and officer of the Corporation. See "Stock Options".

EXECUTIVE COMPENSATION

COMPOSITION OF COMPENSATION COMMITTEE

The composition of the Compensation Committee (the "Committee") of the Board of Directors of the Corporation currently consists of Catherine J. McDonough and Peter A. Lacey. Mr. Lacey is the Chairman of the Compensation Committee.

Each of the members of the Compensation Committee, as directors of the Corporation, have received options to purchase Common Shares pursuant to the Corporation's Stock Option Plan. See "Stock Options". Further, outside directors who are members of the Compensation Committee receive a fee of $500 for attending meetings of the Board of Directors. Note that directors are not paid a fee for attending meetings of committees of the Board of Directors such as meetings of the Compensation Committee or Audit Committee. See "Directors".

REPORT ON EXECUTIVE COMPENSATION

It is the task of the Committee to periodically review the compensation structure of the Corporation with respect to its executive officers to ensure that the Corporation continues to attract and retain quality and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in the best interests of the Corporation. The Committee makes recommendations with respect to the compensation of the executive officers to the Board of Directors, which gives final approval with respect to any executive compensation matters and issues.

The Corporation's policy with respect to the compensation of executive officers is to establish annual goals with respect to corporate development and the individual area of responsibility of the particular executive officer and then review total compensation with respect to the achievement of these goals. The key components of executive officer compensation are salaries, bonuses and stock options.

It is the policy of the Corporation that the base salaries and bonuses paid to its executive officers, in addition to the criteria set out above, reflect the success of the Corporation in achieving the prior year's goals as well as the individual responsibility and experience of the executive officer and the contribution that is expected from the executive officer. Base salaries and bonuses are reviewed by the Committee on an annual basis to ensure that these criteria are satisfied.

Stock options under the Corporation's stock option plan are granted by the Board of Directors to executive officers from time to time as a long term performance incentive.

The base salary payable, bonuses issued and stock options granted to the Chief Executive Officer of the Corporation are based upon the same criteria as set out above with respect to the remaining executive officers of the Corporation.

COMPENSATION OF EXECUTIVE OFFICERS

The aggregate compensation paid to all our executive officers in the fiscal year ended May 31, 2002 was $815,565. The following table sets forth compensation information for Mr. Trevor M. Hillman, our Chairman and Chief Executive Officer, Mr. Gregg C. Johnson, our President and Chief Operating Officer, Ayaz Kara, our Vice President, Business Development, and Timothy J. Sebastian, our Secretary and former General Counsel, for the periods indicated. We are not required to disclose and do not publicly disclose the compensation of any executive officer unless such officer received a combined base salary and bonus of more than $100,000 during the fiscal year ended May 31, 2002.

------------------------------------------------------------------------------------------------------------------------
                                                                                   Long Term
                                                                                  Compensation
------------------------------------------------------------------------------------------------------------------------
                                              Annual Compensation                    Awards
------------------------------------------------------------------------------------------------------------------------
                                                             Other Annual
  Name and Principal      Fiscal     Salary                  Compensation       Securities Under        All Other
       Position            Year        ($)      Bonus ($)       ($)(1)           Options($)(2)       Compensation ($)(3)
------------------------------------------------------------------------------------------------------------------------
Trevor M. Hillman          2002      139,705         Nil         16,884               200,000                    Nil
------------------------------------------------------------------------------------------------------------------------

                                       6

------------------------------------------------------------------------------------------------------------------------
                                                                                   Long Term
                                                                                  Compensation
------------------------------------------------------------------------------------------------------------------------
                                              Annual Compensation                    Awards
------------------------------------------------------------------------------------------------------------------------
                                                             Other Annual
  Name and Principal      Fiscal     Salary                  Compensation       Securities Under        All Other
       Position            Year        ($)      Bonus ($)       ($)(1)           Options($)(2)       Compensation ($)(3)
------------------------------------------------------------------------------------------------------------------------
Chairman and Chief         2001      102,935         Nil         10,900                   Nil                    Nil
Executive Officer
                          ----------------------------------------------------------------------------------------------
                           2000       73,799      17,500          7,908               237,500                    Nil
------------------------------------------------------------------------------------------------------------------------
Gregg C. Johnson           2002      139,705         Nil          6,000               200,000                    Nil
President and Chief
Operating Officer
                          ----------------------------------------------------------------------------------------------
                           2001       58,541         Nil            Nil                   Nil                    Nil
                          ----------------------------------------------------------------------------------------------
                           2000       26,110         Nil            Nil               187,500                    Nil
------------------------------------------------------------------------------------------------------------------------
Ayaz Kara                  2002       50,753      57,954            Nil                   Nil                    Nil
Vice President,
Business Development
                          ----------------------------------------------------------------------------------------------
                           2001       50,753      42,586            Nil                75,000                    Nil
                          ----------------------------------------------------------------------------------------------
                           2000       50,753      28,021            Nil                   Nil                    Nil
------------------------------------------------------------------------------------------------------------------------
Timothy J. Sebastian,      2002      104,376         Nil            Nil                75,000                    Nil
Secretary
                          ----------------------------------------------------------------------------------------------
                           2001       86,251         Nil            Nil                   Nil                    Nil
                          ----------------------------------------------------------------------------------------------
                           2000          Nil         Nil            Nil                   Nil                    Nil
------------------------------------------------------------------------------------------------------------------------

(1)      Relates to vehicle allowances.
(2)      See the two tables below.
(3) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the annual salary.

The following table details information with respect to the grant of stock options to Trevor M. Hillman, Gregg C. Johnson, Ayaz Kara, Marc L. Gignac and Timothy J. Sebastian during the fiscal year ended May 31, 2002.


------------------------------------------------------------------------------------------------------------------------
                                                                                 Market Value of
                                               % of Total                           Securities
                              Securities     Options Granted    Exercise or     Underlying Options
     Name                    Under Option    to Employees in     Base Price       on the Date of       Expiration Date
                              Granted (#)    Financial Year     ($/Security)    Grant ($/Security)
------------------------------------------------------------------------------------------------------------------------
Trevor M. Hillman               200,000           26.05            $1.80              $1.80           November 30, 2006
------------------------------------------------------------------------------------------------------------------------
Gregg C. Johnson                200,000           26.05            $1.80              $1.80           November 30, 2006
------------------------------------------------------------------------------------------------------------------------
Marc L. Gignac                    Nil              N/A              N/A                N/A                   N/A
------------------------------------------------------------------------------------------------------------------------
Ayaz Kara                         Nil              N/A              N/A                N/A                   N/A
------------------------------------------------------------------------------------------------------------------------
Timothy J. Sebastian            75,000            9.77%            $1.80              $1.80           November 30, 2006
------------------------------------------------------------------------------------------------------------------------


The following table sets forth information with respect to all options exercised by Trevor M. Hillman, Gregg C. Johnson, Ayaz Kara, Marc L. Gignac and Timothy J. Sebastian during our most recently completed fiscal year and all options held and outstanding by them on May 31, 2002.


--------------------------------------------------------------------------------------------------------------------------
                               Securities
                               Acquired on        Aggregate        Unexercised Options at       Value of Unexercised in
                                Exercise        Value Realized       Financial Year End          the Money Options at
        Name                       (#)               ($)                     (#)                Financial Year End (1)<F1>
--------------------------------------------------------------------------------------------------------------------------
 Trevor M. Hillman                 Nil               Nil            437,500 exercisable,           Nil exercisable,
                                                                      Nil unexercisable            Nil unexercisable
--------------------------------------------------------------------------------------------------------------------------
 Gregg C. Johnson                  Nil               Nil            387,500 exercisable,           Nil exercisable,
                                                                      Nil unexercisable            Nil unexercisable
--------------------------------------------------------------------------------------------------------------------------
 Marc Gignac                       Nil               Nil             75,000 exercisable,           Nil exercisable,
                                                                      Nil unexercisable            Nil unexercisable
--------------------------------------------------------------------------------------------------------------------------
 Ayaz Kara                         Nil               Nil             75,000 exercisable,           Nil exercisable,
                                                                      Nil unexercisable            Nil unexercisable
--------------------------------------------------------------------------------------------------------------------------
 Timothy J. Sebastian              Nil               Nil             75,000 exercisable,           Nil exercisable,
                                                                      Nil unexercisable            Nil unexercisable
--------------------------------------------------------------------------------------------------------------------------

(1)<F1> This amount was determined by multiplying the number of Common Shares issuable under such options by the closing price of the Common Shares on the TSX on May 31, 2002 ($0.85) and subtracting therefrom the product of the number of such Common Shares and the exercise price thereof.

EMPLOYMENT CONTRACTS / COMPENSATION IN THE EVENT OF TERMINATION OF CHANGE OF CONTROL

         Trevor Hillman, Chief Executive Officer, Chairman of the Board and a Director

We have a services agreement with TMH Holdings Ltd. ("TMH") for the services of Trevor M. Hillman as our Chairman and Chief Executive Officer. Pursuant to the agreement, we agreed to pay annually to TMH the greater of $60,000 and an amount equal to 0.5% of the gross sales actually achieved by us during each fiscal year provided that our earnings before interest, taxes, depreciation and amortization exceeds 11% on an annualized basis.

The contract commenced on April 1, 2001 and ends on December 31, 2004 unless terminated earlier in accordance with the agreement. We may terminate the agreement at any time for cause without payment of any compensation either by way of anticipated earnings or damages. The agreement may not otherwise be terminated earlier by us without the consent of TMH. In the event of a change of control of VHQ Entertainment, as defined in the agreement, TMH has the right to terminate the agreement and be paid an amount equal to three times the highest annual amount we paid to TMH during the three years prior to the change of control.

         Gregg C. Johnson, President, Chief Operating Officer and a Director

We have a services agreement with Summit Capital Corporation ("Summit") for the services of Gregg C. Johnson as our President and Chief Operating Officer. Pursuant to the agreement, we agreed to pay annually to Summit the greater of $60,000 and an amount equal to 0.5% of the gross sales actually achieved by us during each fiscal year provided that our earnings before interest, taxes, depreciation and amortization exceeds 11% on an annualized basis.

The contract commenced on April 1, 2001 and ends on December 31, 2004 unless terminated earlier in accordance with the agreement. We may terminate the agreement at any time for cause without payment of any compensation either by way of anticipated earnings or damages. The agreement may not otherwise be terminated earlier by us without the consent of Summit. In the event of a change of control of VHQ Entertainment, as defined in the agreement, Summit has the right to terminate the agreement and be paid an amount equal to three times the highest annual amount we paid to Summit during the three years prior to the change of control.

         Marc Gignac, Director of Operations, Saskatchewan

We have an employment contract with Marc Gignac for his services as our Director of Operations, Saskatchewan. Pursuant to the agreement, we agreed to pay annually to Marc Gignac $50,000 plus a quarterly bonus of 1% of gross sales generated by our subsidiary, Star Vision Enterprises Ltd.

The agreement commenced on December 1, 1999 and is for a term of three years unless terminated earlier in accordance with the agreement. The agreement may be terminated by us at any time for cause without payment of any compensation either by way of anticipated earnings or damages. If the agreement is terminated earlier by us without cause, Marc Gignac is entitled to 12 months notice or 12 months salary in lieu of notice. There are no change of control provisions in the agreement.

COMPENSATION OF DIRECTORS

We have five directors. Directors who are not also executive officers receive $500 per meeting to a maximum of six meetings per year.

Our directors (including directors who are also executive officers) hold outstanding options to purchase a total of 1,185,000 of our Common Shares. See "Stock Options".

PERFORMANCE GRAPH

The following performance graph compares the yearly increase/decrease in the Corporation's cumulative total Shareholder return on Common Shares since June 9, 1998 (the date the Common Shares commenced trading on a recognized Canadian exchange), with the cumulative total Shareholder return on the TSE 300 Index and the TSE Merchandising - Specialty Stores Index, assuming the reinvestment of dividends, where applicable, for a comparable period.


                               [PERFORMANCE GRAPH]

------------------------------------------------------------------------------------------------------------------
                                                                                            MAY 31
                                                            ------------------------------------------------------
                INDEX                         JUNE 9, 1998       1999          2000         2001          2002
----------------------------------------------------------- ------------- ------------- ------------ -------------
         VHQ Entertainment Inc.                  $100.00        $226.56       $656.25       $343.75      $132.81
                                                 ($0.64)        ($1.45)       ($4.20)       ($2.20)      ($0.85)
------------------------------------------------------------------------------------------------------------------
             TSE 300 Index                       $100.00         $90.79       $126.77       $108.31      $101.60
                                                (7535.43)      (6841.80)     (9251.99)     (8161.87)    (7656.13)
------------------------------------------------------------------------------------------------------------------
TSE Merchandising - Specialty Stores Index       $100.00         $94.40        $51.22       $61.64        $94.18
                                                (2393.05)      (2259.18)     (1225.91)     (1475.08)    (2253.89)
------------------------------------------------------------------------------------------------------------------

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who is, or at any time during the most recently completed financial year of the Corporation was, a director, executive officer or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any one of them:

a. is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or
b. was indebted to another entity, which such indebtedness is, or was at any time during the most recently completed financial year of the Corporation, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Corporation's insiders, proposed nominees for election as directors of the Corporation or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year which has not been previously disclosed in an information circular of the Corporation except as follows.

1. We lease our principal office and warehouse facility in Red Deer, Alberta from G&J Holdings Inc., a company controlled by Gordon Hillman, the father of Trevor H. Hillman. At the time the lease was entered into, Trevor M. Hillman was our President, Chief Executive Officer and a Director. The lease is for a five year term commencing March 27, 1998. The rent payable was $3,723.96 per month in the first year and increases by increments to $4,869.79 per month in the fifth year. We are also responsible for operational costs under the lease. The lease is renewable for two further five year terms under the same terms and conditions and at a rental rate based on a current rental market in Red Deer, Alberta.

2. We lease one of our retail locations in Saskatoon, Saskatchewan from a company in which Marc Gignac and his spouse have a combined 50% beneficial interest. At the time the lease was entered into, Marc Gignac was our Director of Operations, Saskatchewan and a Director. The lease is for a five year term commencing January 1, 2002. The rent payable is $5,082 per month in the first two years and $5,505 per month in the last three years. We are also responsible for operational costs under the lease. The lease is renewable for one further five year term under the same terms and conditions and at a rental rate based on a current rental market in Saskatoon, Saskatchewan.

3. In January 2000, we completed a revenue sharing agreement whereby we sold certain capital assets of Integrated Retail to Video LP. Holders of the Video LP units included the following insiders of VHQ
         Entertainment: Peter Lacey, at the time a Director of VHQ Entertainment who beneficially owned 18.75% of the partnership units; Ayaz Kara, at the time our Vice President, Business Development and a Director, who beneficially owned 2.5% of the partnership units; Catherine McDonough, a Director, who beneficially owned 2.5% of the partnership units; Trevor Hillman, at the time our President, Chief Executive Officer and a Director, who beneficially owned 1.25% of the partnership units; Gregg C. Johnson, at the time our Executive Vice-President and a Director, who beneficially owned 1.25% of the partnership units; and Marc Gignac, at the time our Director of Operations, Saskatchewan, who beneficially owned 1.25% of the partnership units.

         Effective December 1, 2001, we acquired all of the outstanding partnership units from the Video LP limited partners. The Video LP limited partners had the option to receive units comprised of one Common Share and one-half of a warrant exercisable until December 1, 2003 at $2.00 per share; or a portion of the Convertible Debenture. The Convertible Debenture is convertible into Common Shares at $2.50 per share for two years and $3.00 per share for the final year. As a result of the acquisition of the Video LP units, we issued 546,336 units (each unit comprised of 1 Common Share and 1/2 warrant) and $1,280,475 principal amount of the Convertible Debenture. Trevor Hillman received 22,764 Common Shares and 11,382 warrants; Gregg Johnson received 22,764 Common Shares and 11,382 warrants; Marc Gignac (through his holding company) received 11,382 Common Shares and 5,691 warrants, and $17,073 principal amount of the Convertible Debenture; Peter Lacey received 45,528 Common Shares, 22,764 warrants, and $341,460 principal amount of the Convertible Debenture; Ayaz Kara received 45,528 Common Shares and 22,764 warrants; and Catherine McDonough received 22,764 Common Shares and 11,382 warrants.

4. On April 1, 2002, we received a loan of $200,000 from Hillman Holdings Inc. a company controlled by Gordon Hillman, the father of Trevor H. Hillman, our Chairman of the Board, Chief Executive Officer and a Director. In return, we issued a promissory note in that principal amount bearing interest at the rate of 1% for each month or portion thereof that the principal amount remains outstanding. This promissory note is payable on the date that is 30 days after we receive a written demand for payment from the lender.

5. On May 6, 2002, we received a loan of $100,000 from Marc Gignac, our Director of Operations, Saskatchewan and then a Director. In return, we issued a promissory note in that principal amount bearing interest at the rate of 10% per annum. The promissory note is payable in 12 equal monthly installments of $8,771.55 commencing June 6, 2002 and ending May 6, 2003.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STOCK OPTIONS

A maximum of 2,352,000 Common Shares may be issued on the exercise of stock options granted pursuant to our stock option plan (the "Option Plan"). There are two primary purposes for the Option Plan. The first is to develop the interest of our directors, officers, employees and other persons who provide ongoing services to us and our subsidiaries in our growth and development by providing such persons with the opportunity to acquire an increased proprietary interest in us. The second is to better enable us and our subsidiaries to attract and retain persons of desired experience and ability.

The Option Plan provides that the directors, subject to the price restrictions and other requirements of the TSX and the Option Plan, shall fix the terms of the options granted under the Option Plan. When we listed on the TSX, we amended the Option Plan to state than the exercise price of an option may not be less than the closing market price of the Common Shares on the TSX on the day immediately preceding the date on which the option is granted. When we were listed on the TSX Venture, the Option Plan allowed the exercise price of an option to be at a discount to the market price provided that the discount was not more than that allowed by the rules of TSX Venture. The Option Plan does not restrict the number of Common Shares that may be issued to our directors or officers as a group. However, the Option Plan does restrict the number of Common Shares that may be granted to any one person pursuant to the Option Plan, and in combination with any other share compensation arrangement, at not more than 5% of our issued Common Shares. Options granted under the Option Plan may not be for a period longer than 10 years.

There are currently outstanding options to purchase a total of 1,957,300 Common Shares under the Option Plan. The following table sets forth certain information concerning options granted pursuant to the Option Plan:

                                                   Number of     Market Price
                                                     Shares           on            Exercise
      Group                 Date of Grant         Under Option   Date of Grant        Price        Expiration Date
-----------------------    -------------------   -------------   -------------     ----------    --------------------
Executive Officers (7)     January 19, 2000          550,000         $1.85            $1.51       January 19, 2005
                           September 20, 2000         50,000         $3.15            $2.68       September 20, 2005
                           November 30, 2001         635,000         $1.80            $1.80       November 30, 2006
Directors who are not      January 19, 2000          200,000         $1.85            $1.51       January 19, 2005
Executive Officers (2)     November 30, 2001          20,000         $1.80            $1.80       November 30, 2006
                           January 19, 2000          150,000         $1.85            $1.51       January 19, 2005
Employees                  September 20, 2000         39,800         $3.15            $2.68       September 20, 2005
                           November 30, 2001          62,500         $1.80            $1.80       November 30, 2006
Consultants                May 10, 2002              200,000         $1.08            $1.10       May 10, 2006
                                                   ---------
Total                                              1,907,300
                                                   ---------

EMPLOYEE SHARE OWNERSHIP PLAN

A maximum of 600,000 Common Shares may be issued pursuant to our employee share ownership plan (the "Purchase Plan"). Under the Purchase Plan, officers, directors, consultants and certain employees may purchase Common Shares at market prices. The purpose of the Purchase Plan is to facilitate the purchase of our Common Shares by employees, continue our efforts to share our success with our employees, improve our ability to retain a skilled work force, and encourage teamwork and cooperation among our employees.

Eligible participants may make cash contributions to the Purchase Plan at any time during a fiscal quarter. The maximum contribution is limited to 10% of each participant's gross annual salary. We will match those contributions. We will issue Common Shares at the market price within 30 business days of the end of each fiscal quarter in which an eligible participant has subscribed for Common Shares under the Purchase Plan.

For the purposes of the Purchase Plan, market price means the closing price of the Common Shares on the TSX on the last business day of the applicable fiscal quarter for which purchases are made under this plan.

The number of Common Shares that may be issued to an eligible participant pursuant to the Purchase Plan, in combination with any other share compensation arrangement, may not exceed 5% of our issued Common Shares.

As at October 18, 2002, a total of 5,726 Common Shares have been purchased by our employees under the Purchase Plan.

               PARTICULARS OF MATTERS TO BE ACTED UPON AT MEETING

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the period ended May 31, 2002 and the auditor's report thereon will be tabled before the Shareholders at the Meeting for the consideration of the Shareholders. The audited financial statements have been approved by the Audit Committee and by the Board of Directors of the Corporation.

FIX NUMBER OF DIRECTORS

It is proposed that the number of directors to be elected at the meeting will be five (5).

At the meeting, Shareholders will be asked to vote on the following resolution, with or without variation:

         BE IT RESOLVED THAT:

         1. The number of directors to be elected at this Meeting is fixed at not more than 5.

Notwithstanding the foregoing resolution, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the close of the next annual general meeting, but the total number of additional directors shall not at any time exceed 1/3 of the number of directors elected at the Meeting.

ELECTION OF DIRECTORS

As at October 18, 2002, there were 5 directors of the Corporation. At the Meeting, it is proposed that Trevor M. Hillman, Gregg C. Johnson and Catherine
J. McDonough be elected for a 1 year term. It is anticipated that prior to or at the Meeting two additional individuals not related to management will be nominated by management for election to the board of directors for a 1 year term.

The following table sets forth, in respect of each director and each nominee for election as a director, all positions currently held with the Corporation, principal occupation or employment within the preceding five years, and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised by them as of October 18, 2002. The information contained herein is based upon information furnished by the respective nominee and by the Corporation.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        NUMBER OF
                                                                                                                      COMMON SHARES
                                                                                                                          OWNED
                                                                                                                     BENEFICIALLY OR
                                                                                                                       SUBJECT TO
 NAME AND MUNICIPALITY   CURRENT OFFICE IN                                                                               CONTROL
     OF RESIDENCE        THE CORPORATION                    PRINCIPAL OCCUPATION FOR LAST 5 YEARS                     OR DIRECTION
------------------------------------------------------------------------------------------------------------------------------------
Trevor M. Hillman(1)     Chief Executive      Mr. Hillman has been our Chief Executive Officer and a Director since
Red Deer, Alberta        Officer, Chairman    December 1997.  He was our President from  December  1997 to November
                         of the Board and     2001, when he was appointed  Chairman of the Board. Also,  since July
                         Director.  Director  1997, Mr. Hillman has been the President  of  Integrated  Retail Corp
                         since December 11,   which we  acquired in September 1998.  Mr.  Hillman was a Director of
                         1997.                E-Trend Networks Inc., a former subsidiary  of ours,  from  inception until December 2001.  Mr. Hillman has been a Director of IROC Systems
                                              Corp., a  public company listed  on the TSX  Venture  Exchange  ("TSX     2,674,730
                                              Venture"), involved in the oil and gas safety industry,  since  March
                                              2000. Mr. Hillman also has been a Director of Chinook Energy Services
                                              Inc.,  a  public  company listed  on  the TSX  Venture,  involved  in non-destructive testing in the oil and gas industry, since  September
                                              2000. From 1994 to 1997, Mr. Hillman provided consulting  services to entertainment based retail clients through TMH Holdings Ltd. Prior to
                                              1994, Mr. Hillman was Operations Manager of Video View Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Gregg C. Johnson         President, Chief     Mr. Johnson served as our Executive Vice President from December 1997
Red Deer County,         Operating Officer    to  November 2001 when he was appointed  as our  President  and Chief
Alberta                  and Director.        Operating Officer. He has also been a Director since December 1997. A
                         Director since       graduate of Osgoode Hall Law School of York  University  in  Toronto,
                         December 11, 1997.   Canada,  in  1988,  Mr.  Johnson articled and was in private practice with the law firm of Burnet  Duckworth & Palmer in  Calgary,  Alberta until he moved to Japan and  joined  the  Japanese  law  firm,  Aoki,
                                              Christensen & Nomoto in 1989.  In 1991,  Mr.  Johnson  joined the law office of Dr. Mujahid Al-Sawwaf in Jeddah, Saudi Arabia. In 1993, Mr.
                                              Johnson joined The Tracker Corporation of Toronto,  Ontario, a public
                                              company  trading  on  the  OTCBB  market,   where  he  was  primarily
                                              responsible for legal,  financing and public reporting matters. Since
                                              August 1995, Mr.  Johnson has provided  investment  banking  services with Summit Capital  Corporation.  Mr. Johnson was the Executive Vice
                                              President and Secretary of Merch  Performance  Inc., a public company       948,036
                                              listed on the TSX Venture engaged in the manufacture and distribution of motorcycle  engines and parts,  from April 1997 to June 1998.  Mr.
                                              Johnson was a Director of Cervus Corporation, a public company listed on the TSX Venture  engaged in the acquisition and management of John
                                              Deere dealerships, from inception until December 2001, and a Director of IROC Systems  Corp.,  a public  company  listed on the TSX Venture involved in the oil and gas safety  business,  from  inception  until
                                              April 2001. Mr. Johnson was the President of E-Trend Networks Inc., a
                                              subsidiary of ours,  from  inception to February 2001, and a Director of E-Trend Networks Inc. from inception to December 2001. Mr. Johnson was also a Director of Chinook Energy Services Inc., a public company listed on the TSX  Venture  involved in the  non-destructive  testing business,  from  September  2001 to January  2002.  Mr.  Johnson  was elected to a second  three-year  term in October  2001 as a councilor with Red Deer County,  Alberta and is  currently  the Reeve (Mayor of the municipality).
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        NUMBER OF
                                                                                                                      COMMON SHARES
                                                                                                                          OWNED
                                                                                                                     BENEFICIALLY OR
                                                                                                                       SUBJECT TO
 NAME AND MUNICIPALITY   CURRENT OFFICE IN                                                                               CONTROL
     OF RESIDENCE        THE CORPORATION                    PRINCIPAL OCCUPATION FOR LAST 5 YEARS                     OR DIRECTION
------------------------------------------------------------------------------------------------------------------------------------
Catherine J.(1)          Director since       Mrs.  McDonough  has been a Director of VHQ since November 1999. Mrs.
McDonough                November 22, 1999    McDonough has been and continues to  be a  successful  investor  with
Red Deer County,                              over twenty years of investment experience. She owned and operated  a
Alberta                                       jewelry  design  business in Honolulu, Hawaii. She has been active in      32,765
                                              charitable organizations and has served on the  Boards of  several of them  including  the  U.S. Navy  Submarine  Officer's  Wives Club and
                                              various charitable causes related to the Pearl Harbor Naval Station.
------------------------------------------------------------------------------------------------------------------------------------

Notes:  (1) The Corporation is required by the CANADA BUSINESS  CORPORATIONS ACT to have an audit committee of the board of directors. Ms. McDonough and Messrs. Lacey and Hillman are currently the members of the audit committee. Mr. Lacey will not be standing for re-election at the Meeting.

At the meeting, Shareholders will be asked to vote on the following resolution, with or without variations:


         BE IT RESOLVED THAT:

         1. Trevor M. Hillman, Gregg C. Johnson and Catherine J. McDonough be appointed as directors of the Corporation to hold office until the close of the next annual general meeting of Shareholders of the Corporation following their appointment.

It is anticipated that the Shareholders will be asked to consider the election of two additional individuals who are not related to management as directors of the Corporation for a 1 year term.

APPOINTMENT OF AUDITORS

It is proposed that the firm of Collins Barrow, Chartered Accountants, Red Deer, Alberta, be re-appointed as auditors of the Corporation until the next annual meeting of the Shareholders. Collins Barrow, Chartered Accountants, have been the Corporation's auditors since April 27, 2001.

At the Meeting, Shareholders will be asked to vote on the following resolution, with or without variation:

         BE IT RESOLVED THAT:

         1. The firm of Collins Barrow, Chartered Accountants, of Red Deer, Alberta, be re-appointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of Shareholders.

         2. The Board of Directors is hereby authorized to fix the auditor's remuneration as required to give effect to the aforementioned Resolution.

ADVANCE APPROVAL OF THE ISSUANCE OF COMMON SHARES

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. If circumstances warrant, the Corporation may undertake one or more financings over the next year and expects some of them may be structured as private placements.

Under the rules of The Toronto Stock Exchange (the "TSX"), the aggregate number of listed shares of a company which may be issued or made subject to issuance (i.e. under a share purchase warrant, option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of listed shares of the company outstanding (on a non-diluted basis) immediately prior to the beginning of such six-month period (the "TSX 25% Rule"), unless there has been Shareholder approval of such transactions. The application of the TSX 25% Rule may restrict the ability of the Corporation to raise, on a timely basis, equity funds in the future by way of private placements of its securities.

Management of the Corporation considers it to be in the best interests of the Corporation to retain its flexibility to raise equity funds for the purposes of financing acquisitions or development of the Corporation's business. The TSX has a working practice that it will accept advance approval by the Shareholders of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance Shareholder approval is given. As at October 18, 2002, 12,538,559 Common Shares of the Corporation were issued and outstanding. The Corporation proposes that the maximum number of Common Shares which would either be issued or made subject to issuance under one or more private placements in the twelve month period commencing on November 27, 2002, would not exceed 12,538,559 Common Shares, or approximately 100% of the Corporation's issued and outstanding Common Shares as at October 18, 2002.


Any private placement to be carried out by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

1.       it  must  be  substantially  with  parties  at   arms-length   to   the
         Corporation;

2.       it cannot materially affect control of the Corporation;

3. it must be completed within a 12 month period following the date of the Meeting or any adjournment thereof; and

4. it must comply with the private placement pricing rules of the TSX, which currently require that the price per Common Share offered must not be lower than the closing market price of the Common Shares on the TSX on the trading day prior to the date that notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

                 MARKET PRICE                      MAXIMUM DISCOUNT

                 $0.50 or less                           25%
                 $0.51 to $2.00                          20%
                 above $2.00                             15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In anticipation that the Corporation may need to enter into one or more private placements in the next 12 months that in total will exceed the TSX 25% Rule, the Corporation requests Shareholders to pass an ordinary resolution in the following terms:

         BE IT RESOLVED THAT:

         1. The issuance by the Corporation in one or more private placements during the twelve month period commencing November 27, 2002 of such number of securities that would result in the Corporation issuing or making issuable in any six-month period during that twelve month period an amount of Common Shares of the Corporation aggregating up to 12,538,559 Common Shares, or approximately 100% of the issued and outstanding Common Shares of the Corporation as at October 18, 2002 as more particularly described in, and subject to the restrictions described in, the Corporation's Information Circular dated October 18, 2002, is hereby approved.

         2. The board of directors of the Corporation be and is hereby authorized and directed to cause all such documents, instruments or other writings to be executed and delivered and cause all other actions to be taken as are necessary or appropriate to give effect to the foregoing resolution.

The foregoing resolution must be approved by Shareholders holding a majority of at least 50% plus one of the votes cast by Shareholders who vote on this resolution at the Meeting. The directors of the Corporation believe the passing of the above resolution is in the best interests of the Corporation and recommend that the Shareholders vote in favour of the resolution. In the event the resolution is not passed, the TSX may not approve any private placements which result in the issuance or possible issuance of a number of Common Shares which exceeds the TSX 25% Rule without specific Shareholder approval. Such restriction could impede the Corporation's timely access to required funds on favourable terms.

Notwithstanding that the above rules are complied with in connection with a particular private placement and notwithstanding the approval of the resolution referred to above, the TSX retains the discretion to determine whether or not a particular private placement is substantially at arm's length or may materially affect control of the Corporation, and in either case the TSX may still require specific Shareholder approval for any private placement.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgement of the person or persons voting the proxy.

                              CORPORATE GOVERNANCE

In 1995, the TSX Committee on Corporate Governance issued a series of guidelines (the "Guidelines") for effective Corporate Governance. The Guidelines address matters such as the constitution of boards of directors and board committees, their functions, their independence from Management and other matters related to ensuring sound corporate governance. The TSX has adopted, as a listing requirement, that each listed company disclose its corporate governance system with reference to the previously-mentioned Guidelines.

MANDATE OF THE BOARD

The Guidelines state that the Board of Directors of the Corporation (the "Board") should explicitly assume responsibility for the proper stewardship of the Corporation. Within the corporate governance framework of the Corporation, responsibilities not delegated to Management of the Corporation or to a committee of the Board remain those of the full Board.

The Board participates in the ongoing strategic planning process for the Corporation and assists Management in formulating short and long term objectives of the Corporation. More specifically, the Board reviews the performance of both the Corporation and Management in relation to these objectives. The Board regularly identifies business and regulatory risks associated with the activities of the Corporation as it considers appropriate.

The Board takes ultimate responsibility for the appointment and monitoring of Management. The Corporation's policy is to attract management personnel whose prior experience effectively trains them for their roles and responsibilities. The Compensation Committee assists the full Board in monitoring the performance of Management.

In consultation with Management, the Board ensures effective communication between the Corporation and its Shareholders, regulators and the general public by timely dissemination of financial and other material information on a regular basis.

The Audit Committee assesses the report of the Corporation's independent auditors, independently of Management, and evaluates financial reporting and information gathering procedures in light of the auditors' report. The Audit Committee reports its findings to the full Board.

COMPOSITION OF THE BOARD/UNRELATED DIRECTORS/SIGNIFICANT SHAREHOLDERS

The Guidelines state that a majority of the Board should be comprised of "unrelated directors". An "unrelated director" is a director who is independent of Management and who is free from any interest which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising from owning shares.

Of the individuals proposed for election to the Board, one is unrelated directors ( Catherine J. McDonough) and two are related directors (Trevor M. Hillman and Gregg C. Johnson). Each of the named unrelated directors is considered as such because none of them has worked for the Corporation, received remuneration from the Corporation in excess of director's fees and/or stock options, nor have any of them entered into material contracts with the Corporation. It is anticipated that prior to or at the Meeting two additional individuals not related to management will be nominated by management for election to the board of directors for a 1 year term.

The Guidelines state that where the Corporation has a "Significant Shareholder" as defined in the Guidelines, the Board should include a number of directors who do not have interests in or relationships with either the Corporation or the "Significant Shareholder". "Significant Shareholder" is defined by the Guidelines to be a

Shareholder with the ability to exercise a majority of votes for the election of directors. The Corporation does not have a "Significant Shareholder".

NOMINATING COMMITTEE

The Guidelines state that the Board should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an on-going basis.

Currently, the Board has not appointed a formal nominating committee. The Board as a whole determines who shall be a nominee for election to the Board.
Nominations are generally the result of recruitment efforts by the Chief Executive Officer and informal/formal discussions with other Board members.

ASSESSMENT OF BOARD, COMMITTEES AND INDIVIDUAL DIRECTORS

The Guidelines state that the Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors.

To date, the Board has not formally assessed the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors but these items are assessed by the full board from time to time as the need arises.

ORIENTATION AND EDUCATION PROGRAM

The Guidelines state that the Board should implement an orientation and education program for new members of the Board. The Corporation currently has an informal process of orientation and education for new members of the Board. No formal process is planned.

SIZE OF BOARD

The Guidelines state that a Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board reviews its size on an on-going basis with a view to determining the impact of the number upon effectiveness. The Board was previously comprised of seven (7) directors and the Board proposes that the number be reduced to five
(5)  directors,  comprising  two (2)  from  management  and  three  (3)  outside unrelated directors. One outside director has been proposed and it is anticipated that prior to or at the Meeting two additional individuals not related to management will be nominated by management for election to the board of directors for a 1 year term.]

COMPENSATION OF DIRECTORS

The Guidelines state that the Board should review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Board currently has a Compensation Committee with a mandate for reviewing the adequacy and form of compensation of directors and officers. The Compensation Committee reports its findings to the full Board. See "Executive Compensation."

COMPOSITION OF COMMITTEES

The Guidelines state that committees of the Board should generally be composed of outside directors (i.e. non-management), a majority of whom are unrelated directors, although some board committees, such as an Executive Committee, may include one or more inside directors.

The Corporation currently has two standing committees of the Board; the Audit Committee and the Compensation Committee.

The Audit Committee is responsible for the engagement of the Corporation's independent auditors and reviews with them, independently of Management, the scope and timing of their audit services and any other services they are asked to perform, their report on the Corporation's financial statements following completion of the audit and the Corporation's policies and procedures with respect to internal accounting and financial controls. This committee is currently comprised of two unrelated directors (Peter A. Lacey and Catherine J. McDonough) and one related director (Trevor M. Hillman).

It is the task of the Compensation Committee to periodically review the compensation structure of the Corporation with respect to its executive officers and directors to ensure that the Corporation continues to attract and retain quality and experienced individuals to its management team and Board and to motivate these individuals to perform to the best of their ability and in the best interests of the Corporation. The Compensation Committee makes recommendations with respect to the compensation of the executive officers and the Board to the Board, which gives final approval with respect to any executive compensation and director compensation matters and issues. The Compensation Committee is currently comprised of 2 unrelated directors (Peter A. Lacey and Catherine J. McDonough).

The Board of Directors of the Corporation does not have an Executive Committee.

CORPORATE GOVERNANCE

The Guidelines state that the Board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Corporation's approach to corporate governance issues.

The  Board  explicitly  and  implicitly   acknowledges  its  responsibility  for
developing the Corporation's approach to Corporate Governance and has not delegated this responsibility to a committee.

MANDATE OF THE CHIEF EXECUTIVE OFFICER

The Guidelines state that the Board, together with the Chief Executive Officer, should develop position descriptions for the Chief Executive Officer and for the Board, involving the definition of the limits to Management's responsibilities. The Guidelines further state that the Board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

The Board has developed a formal position description for the Chief Executive Officer including outlining the Chief Executive Officer's responsibility for reporting to the Board. The Board, together with the Chief

Executive  Officer  as a  director  on the Board,  will  continually  review and
develop  the  corporate   objectives  which  the  Chief  Executive   Officer  is
responsible for meeting.

The Board has not developed formal position descriptions for the Board. The Board, together with the Chief Executive Officer as a director on the Board, will continually review and develop the corporate objectives which the Board is responsible for meeting.

INDEPENDENCE OF THE BOARD

The Guidelines state that the Board should have in place appropriate structures and procedures to ensure that the Board can function independently of Management. It is suggested that an appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternative measures such as assigning this responsibility to a committee of directors or to a director, sometimes referred to as the "lead director". It is suggested by the guidelines that appropriate procedures may involve the Board meeting on a regular basis without management present or may expressly involve assigning the responsibility for administering the Board's relationship to Management or a committee of the Board

The Corporation does not separate the functions of the Chief Executive Officer and Chairman of the Board but instead has assigned the responsibility for administering the Board's relationship to the Chief Executive Officer. When appropriate, the Board excuses Management from meetings and conducts business and makes decisions exclusive of Management. The Chairman of the Board is charged with the responsibility, among others, of ensuring that the Board discharges its responsibilities.

ENGAGEMENT OF OUTSIDE ADVISORS

The Guidelines state that the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances.

The Corporation allows any member of the Board or committee of the Board to engage an outside advisor at the expense of the Corporation in appropriate circumstances.

                                 BOARD APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.


                                           BY ORDER OF THE
                                           BOARD OF DIRECTORS
                                           OF THE CORPORATION


                                           /s/ TREVOR M. HILLMAN
                                           -------------------------------------
                                           TREVOR M. HILLMAN
                                           CHIEF EXECUTIVE OFFICER AND DIRECTOR



                                   CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.




/s/ TREVOR M. HILLMAN                        /s/  DERREK R. WONG
----------------------------------           -----------------------------------
TREVOR M. HILLMAN                            DERREK R. WONG

CHIEF EXECUTIVE OFFICER AND DIRECTOR         SENIOR VICE-PRESIDENT, FINANCE
                                             AND CHIEF FINANCIAL OFFICER




Red Deer, Alberta
October 18, 2002